[redacted]

11017742

ITEDSTATES
)EXCHANGE COMMISSION
ıgton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLP Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Welch Rd
(No. and Street)

Londonderry (City) NH (State) 03053 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Penchasky & Co PLLC
(Name – *if individual, state last, first, middle name*)

70 Stark St (Address) Manchester (City) NH (State) 03101 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret S C Johns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLP Advisors, LLC, as of Feb 24, 2011, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Margaret S C Johns
Signature

Member, Managing Director
Title

Misty Haywood
Notary Public

MISTY HAYWOOD, Notary Public
My Commission Expires September 3, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2011
WASH, D.C. SECTION
189

February 21, 2011

To the Managing Member of
BLP Advisors, LLC

We have audited the financial statements of BLP Advisors, LLC for the year ended December 31, 2010, and have issued our report thereon dated February 21, 2011. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 25, 2011. Professional standards also require that we communicate to you the following information related to our audit.

<u>Significant Audit Findings</u>

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by BLP Advisors are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2010. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate(s) affecting the financial statements was:

> Management's estimate of the useful life and rate of depreciation of fixed assets is based on historical data. We evaluated the key factors and assumptions used to develop the useful life and rate of depreciation of fixed assets in determining that it is reasonable in relation to the financial statements taken as a whole.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 21, 2011.

70 Stark Street / Manchester / New Hampshire 03101 / 603-647-2400 / In Nashua 595-8600 / Fax 647-6495

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Managing Member of BLP Advisors, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Penchansky & Co. PLLC

Penchansky & Co. PLLC
Certified Public Accountants
Manchester, New Hampshire

BLP ADVISORS, LLC

Financial Statements
December 31, 2010 and 2009

BLP ADVISORS, LLC

Table of Contents

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

SEC MAIL RECEIVED
FEB 25 2011
WASH, D.C.
189

To the Members of
BLP Advisors, LLC
Londonderry, New Hampshire.

We have audited the accompanying balance sheet of BLP Advisors, LLC (a Delaware Limited Liability Company) as of December 31, 2010 and 2009, and the related statement of income and changes in member's equity and statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BLP Advisors, LLC as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Penchansky & Co. PLLC

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire
February 21, 2011

BLP ADVISORS, LLC
Balance Sheets
As of December 31,

	2010	2009
Assets		
Current Assets:		
Cash	$ 12,630	$ 20,027
Prepaid Expenses	618	4,021
Total Current Assets	13,248	24,048
Property and Equipment:		
Website	13,099	13,099
Computer Equipment	12,650	13,295
Software	692	692
Furniture and Fixtures	2,547	2,547
Less: Accumulated Depreciation	(23,433)	(21,268)
Net Property and Equipment	5,555	8,365
Total Assets	**$ 18,803**	**$ 32,413**
Liabilities and Member's Equity		
Liabilities:		
Accrued Expenses	$ 3,000	$ 4,655
Total Liabilities	3,000	4,655
Member's Equity:		
Member's Equity	15,803	27,758
Total Member's Equity	15,803	27,758
Total Liabilities and Shareholders' Equity	**$ 18,803**	**$ 32,413**

See Notes and Independent Auditor's Report

BLP ADVISORS, LLC
Statements of Revenue, Expenses and Changes in Member's Equity
For The Years Ended December 31,

	2010	2009
Revenue:		
Financial Advisory Fees	$ 3,999	$ 37,500
Total Revenue	3,999	37,500
Operating Expenses:		
Professional Services	8,173	14,398
Travel, Meals and Entertainment	3,442	10,484
Supplies	1,084	3,961
Information Technology	913	4,033
Telephone	2,405	4,072
Licenses and Fees	2,593	3,151
Business Development	1,346	3,370
Depreciation	2,279	2,346
Bank Charges	219	210
Utilities	0	442
Total Operating Expenses	22,454	46,467
Net Income	(18,455)	(8,967)
Member's Contributions	11,500	0
Distributions to Member	(5,000)	(51,000)
Member's Equity, Beginning of Year	27,758	87,725
Member's Equity, End of Year	**$ 15,803**	**$ 27,758**

See Notes and Independent Auditor's Report

BLP ADVISORS, LLC
Statements of Cash Flows
For the Years Ended December 31,

	2010	2009
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (18,455)	$ (8,967)
Adjustments to reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization Expense	2,279	2,346
(Increase) Decrease in Prepaid Expenses	3,403	(1,849)
Increase (Decrease) in Accrued Expenses	(1,655)	(3,699)
Total Adjustments	4,027	(3,202)
Net Cash Provided (Used) by Operating Activities	(14,428)	(12,169)
Cash Flows from Investing Activities:		
Proceeds from the Sale of Property	531	0
Payments for the Purchase of Property	0	(787)
Net Cash Provided (Used) by Investing Activities	531	(787)
Cash Flows from Financing Activities:		
Contributions Received From Member	11,500	0
Distributions Paid to Member	(5,000)	(51,000)
Net Cash Provided (Used) by Financing Activities	6,500	(51,000)
Net Increase (Decrease) in Cash and Cash Equivalents	(7,397)	(63,956)
Cash and Cash Equivalents, Beginning of Year	20,027	83,983
Cash and Cash Equivalents, End of Year	**$ 12,630**	**$ 20,027**

See Notes and Independent Auditor's Report

NOTE 1 – General:

BLP Advisors, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware in 2001 and is taxed as a sole proprietorship (see Note No. 3). On May 1, 2009 BlueLake Partners, LLC filed a certificate of amendment with the State of Delaware to change the company name to BLP Advisors, LLC. The Company operates as a provider of corporate advisory services. The Company's offices are located in Londonderry, New Hampshire.

NOTE 2 - Summary of Significant Accounting Policies:

A. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Under that basis, revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Accounts Receivable

Accounts receivable are reported at net realizable value. Net realizable value is equal to the gross amount of accounts receivable less an estimated allowance for un-collectible accounts. Historically, the Company has not experienced material write-offs, and therefore, has not established an allowance account.

D. Depreciation

The Company's assets are recorded at historical cost and depreciated for book purposes over the following useful lives:

	Years
Computer Equipment and Software	3-5
Furniture and Fixtures	7

-Continued on Next Page-

NOTE 2 - Summary of Significant Accounting Policies – continued:

E. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. At December 31, 2010 and 2009 the Company had no cash equivalents.

F. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense was $0 for the years ended December 31, 2010 and 2009.

NOTE 3 – Income Tax Matters:

The Company is a Limited Liability Company (LLC), which operates as a proprietorship for federal and state income purposes. Since a proprietorship is not a federally taxable entity, no federal income tax expense has been recorded in these financial statements. The Company, however, is still liable for state income taxes. The Company adopted the provisions of FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", on January 1, 2007. There was no impact to the Company's financial statements as a result of the implementation of FIN 48.

NOTE 4 - Concentration of Credit Risk:

Cash includes cash on hand and deposits held in commercial bank accounts. Cash in these accounts at times exceeded the insured limit set by the Federal Deposit Insurance Corporation ("FDIC"). The Company's management believes this risk is minimal.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SEC MAIL PROCESSING RECEIVED FEB 25 2011 SECTION DC 189

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053442 FINRA DEC
BLP ADVISORS LLC 12*12
19 WELCH RD
LONDONDERRY NH 03053-2407

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 150

B. Less payment made with SIPC-6 filed (exclude interest) (150)

5/24/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BLP Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Member, Managing Director
(Title)

Dated the 24 day of Feb, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. Ø

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 4000

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ Ø

2e. General Assessment @ .0025 $ Ø

(to page 1, line 2.A.)

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
BLP Advisors, LLC
Londonderry, New Hampshire.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by BLP Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BLP Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). BLP Advisors, LLC's management is responsible for the BLP Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2011

Very truly yours,

Penchansky & Co. PLLC

Penchansky & Co. PLLC
Certified Public Accountants
Manchester, New Hampshire

70 Stark Street / Manchester / New Hampshire 03101 / 603-647-2400 / In Nashua 595-8600 / Fax 647-6495

BLP ADVISORS, LLC

Management Report

For The Calendar Year Ended December 31, 2010

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2011

SEC MAIL PROCESSING
RECEIVED
FEB 25 2011
WASH, D.C.
189
SECTION

To the Managing Member of:
BLP Advisors, LLC
Londonderry, NH

In planning and performing our audit of the financial statements of BLP Advisors, LLC for the calendar year December 31, 2010, we considered the company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

This letter presents our overview of the operations and financial performance of the Company for the calendar year ended December 31, 2010, and raises issues where internal control and compliance should be strengthened.

This report is intended solely for the information and use of the Managing Member of the company.

Penchansky & Co. PLLC

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire

BLP Advisors, LLC
Management Report
For The Calendar Year Ended December 31, 2010

Operations and Management issues:

There were no deficiencies noted in our review of the system of internal control of the company.

Computation of Net Capital:

Total Ownership equity from Balance Sheet	$ 15,803
Deductions	
Prepaid Expenses	618
Property and Equipment, net	5,555
Total Deductions	6,173
Net Capital	**$ 9,630**

Net Capital Requirement:

The company is subject to the Securities and Exchange Commission Act of 1934 Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The company uses Rule 15c3-1 which requires that the company maintain net capital of the larger of 6.67% of aggregate indebtedness or $5,000 since the company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers.

At December 31, 2010, 6.67% of the company's aggregate indebtedness of $3,000 is $200. The $5,000 minimum net capital requirement applies.

At December 31, 2010, the company had net capital of $9,630 which is $4,630 in excess of the required net capital of $5,000.

BLP Advisors, LLC
Management Report
For The Calendar Year Ended December 31, 2010

Reconciliation of Net Capital:

As part of our examination, we reconciled the audited computer generated net capital computation of the 15c3-3 Reserve Requirements and the company's corresponding Unaudited Part IIA.

Reconciliation of net capital to net capital on unaudited
PartIIA FOCUS Report Dated December 31, 2010

Net Capital (line 10) unaudited FOCUS Report	$	7,976
Plus: audit adjustments, net		1,654
Adjusted Net Capital	**$**	**9,630**